SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 1, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

2016 4Q Preliminary Earnings Release

We hereby announce our 2016 4Q preliminary earnings conference material used for conference call, which was held on February 1, 2017.

Attachment: 2016 4Q Earnings Conference Call material

KT FY2016 Earnings Release Investor Relations｜ 2017. 2. 1.

Disclaimer This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344 Fax : 82-2-3495-5917

Contents 1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

Financial Highlights 1-1 (Unit: KRW bn) K-IFRS / Consolidated Operating revenue 22,743.7bn, YoY +2.1% Service revenue 20,007.0bn, YoY +2.5% Operating income 1,440.0bn, YoY +11.4% Net income 797.8bn, YoY +26.4% EBITDA 4,785.2bn, YoY +3.3% Income Statement 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Operating revenue 5,958.9 5,529.9 6,021.1 8.9% 1.0% 22,281.2 22,743.7 2.1% Service revenue 5,078.1 5,040.0 5,026.5 -0.3% -1.0% 19,513.8 20,007.0 2.5% Merchandise revenue 880.9 489.9 994.6 103.0% 12.9% 2,767.4 2,736.6 -1.1% Operating expense 5,691.7 5,128.4 5,794.7 13.0% 1.8% 20,988.3 21,303.7 1.5% Operating income 267.2 401.6 226.3 -43.6% -15.3% 1,292.9 1,440.0 11.4% Margin (%) 4.5% 7.3% 3.8% -3.5%p -0.7%p 5.8% 6.3% 0.5%p Non-operating income (loss) -358.2 -90.8 -54.7 -39.7% -84.7% -573.5 -313.0 -45.4% Income before taxes -91.0 310.8 171.6 -44.8% -288.7% 719.5 1,127.0 56.7% Net income -97.1 234.5 93.0 -60.3% -195.8% 631.3 797.8 26.4% Margin (%) -1.6% 4.2% 1.5% -2.7%p TB 2.8% 3.5% 0.7%p EBITDA 1,096.7 1,236.3 1,076.0 -13.0% -1.9% 4,631.5 4,785.2 3.3% Margin (%) 18.4% 22.4% 17.9% -4.5%p -0.5%p 20.8% 21.0% 0.3%p

1-2 K-IFRS / Consolidated Financial Highlights Operating Expenses 21,303.7bn, YoY +1.5% Labor cost 3,477.6bn, YoY +5.3% General expenses 9,910.6bn, YoY +0.9% Cost of merchandise 3,437.5bn, YoY -5.4% Operating Expenses Marketing Expense 2,714.2bn, YoY -3.5% (Unit: KRW bn) (Unit: KRW bn) ※ KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Operating Expenses 5,691.7 5,128.4 5,794.7 13.0% 1.8% 20,988.3 21,303.7 1.5% Labor cost 895.8 852.1 915.3 7.4% 2.2% 3,303.5 3,477.6 5.3% General expenses 2,611.8 2,488.8 2,577.2 3.5% -1.3% 9,819.6 9,910.6 0.9% Cost of service provided 586.6 639.6 576.1 -9.9% -1.8% 2,276.0 2,425.0 6.6% Selling expenses 533.2 479.1 566.5 18.3% 6.3% 1,954.5 2,053.0 5.0% Cost of merchandise 1,064.3 668.7 1,159.7 73.4% 9.0% 3,634.7 3,437.5 -5.4% 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Marketing Expense 741.3 664.6 702.5 5.7% -5.2% 2,813.2 2,714.2 -3.5%

Financial Highlights 1-3 K-IFRS / Consolidated (Unit: KRW bn) Debt Position Borrowings: 8,120.8bn Net Debt: 5,220.5bn Debt Ratio Debt to Equity: 139.1% Net Debt to Equity: 40.8% Debt/Equity Net Debt/Equity Financial Position 4Q15 3Q16 4Q16 QoQ YoY Assets 29,341.2 30,135.8 30,587.7 1.5% 4.2% Cash and cash equivalents 2,559.5 3,460.8 2,900.3 -16.2% 13.3% Debt 17,175.7 17,468.1 17,793.0 1.9% 3.6% Borrowings 8,634.9 8,236.2 8,120.8 -1.4% -6.0% Equity 12,165.5 12,667.7 12,794.8 1.0% 5.2% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 6,075.4 4,775.4 5,220.5 9.3% -14.1% Debt/Equity 141.2% 137.9% 139.1% 1.2%p -2.1%p Net Debt/Equity 49.9% 37.7% 40.8% 3.1%p -9.1%p

Financial Highlights 1-4 K-IFRS / KT Separate Total CAPEX 2016 Execution: 2,359.0bn Spent 94.4% to FY2016 Guidance CAPEX Breakdown Access Network: 1,132.6bn Backbone Network: 452.1bn B2B: 516.6bn Others: 257.7bn 2017 Guidance: KRW 2.4tn CAPEX (Unit: KRW bn)

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

Business Overview 2-1 Wireless K-IFRS / Consolidated (Unit: 1,000) ※ Revenue of Handset Protection Plan to be excluded from Sep 2016. (Unit : KRW bn) 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Wireless 1,875.1 1,884.1 1,803.1 -4.3% -3.8% 7,370.7 7,418.3 0.6% Service 1,651.8 1,675.4 1,659.8 -0.9% 0.5% 6,523.6 6,658.4 2.1% Interconnection 137.9 142.8 62.3 -56.3% -54.8% 536.7 479.3 -10.7% Others 85.4 66.0 81.0 22.8% -5.2% 310.4 280.7 -9.6% Wireless revenue increased 0.6% YoY Service revenue grew 2.1% YoY on increased 2nd device/IoT subscribers Other wireless revenue decreased 9.6% YoY due to abolition of activation fee Continuous net addition and increase of LTE penetration ratio ‘16 net addition amounted to 850k LTE penetration reached 75.5% of total subscribers

Business Overview 2-2 K-IFRS / Consolidated Wireline revenue decreased 1.8% YoY Telephony Telephony revenue fell 11.4% YoY on line loss and MOU decline Broadband Backed by GiGA competitiveness net addition / revenue all exceeded our yearly target ‘16 GiGA subscribers reached 2.4m Broadband revenue up by +11.4% YoY (Interconnection revenue included) Wireline ※ As accounting change had occurred due to internet interconnection reform, from 1Q16 internet interconnection revenue has been recognized under broadband revenue. (Unit : KRW bn) 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Wireline 1,268.2 1,255.0 1,245.0 -0.8% -1.8% 5,158.7 5,064.9 -1.8% Telephony 553.0 505.1 484.6 -4.0% -12.4% 2,313.7 2,048.9 -11.4% Broadband 440.0 484.4 490.4 1.2% 11.5% 1,733.0 1,929.9 11.4% Line lease 275.3 265.5 269.9 1.7% -1.9% 1,112.0 1,086.1 -2.3% (Unit: 1,000)

Business Overview 2-3 Media / Contents K-IFRS / Consolidated (Unit : 1,000) ※ Number of IPTV subscribers differ from MSIP’s release as MSIP number applies “Combined Market Share Regulation” under the IPTV law. (Average of KT’s pay TV subscribers as 1H of 2016(average subs for 6 months) are 5,468,540.) 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Media/Contents 440.5 494.6 513.7 3.9% 16.6% 1,662.3 1,925.2 15.8% Media 384.0 425.0 419.6 -1.3% 9.3% 1,447.5 1,640.8 13.4% Contents 56.5 69.6 94.1 35.2% 66.5% 214.8 284.3 32.4% (Unit : KRW bn) Media and Contents revenue grew 15.8% YoY Media IPTV subscribers reached 7m with net additions of 490k YoY Media revenue increased 13.4% YoY on improved subscriber mix and enhanced VAS revenue Contents (Nasmedia) Strong revenue on growing mobile/movies advertisement market and NSM acquisition (KTH) Sales expansion on T-commerce (KT Music) Sales expansion on increased ‘Media pack’ subscribers

Business Overview 2-4 Finance and Other service Merchandise K-IFRS / Consolidated (Unit : KRW bn) 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Finance 983.4 866.4 881.1 1.7% -10.4% 3,411.0 3,427.8 0.5% Other service 510.9 539.8 583.6 8.1% 14.2% 1,911.0 2,170.9 13.6% IT/Solution 226.0 236.5 254.9 7.8% 12.8% 864.0 961.8 11.3% Real estate 82.4 66.1 100.1 51.6% 21.5% 254.1 296.6 16.7% Other subsidiaries 202.4 237.3 228.5 -3.7% 12.9% 793.0 912.6 15.1% 4Q15 3Q16 4Q16 QoQ YoY 2015 2016 YoY Merchandise Revenue 880.9 489.9 994.6 103.0% 12.9% 2,767.4 2,736.6 -1.1% (Unit : KRW bn) Finance revenue Finance revenue increased 0.5% YoY on increased transaction volume of credit/check card Other service revenue Other service revenue rose 13.6% YoY on subsidiaries good earnings and real estate sale (KRW38.8bn) Merchandise Merchandise revenue decreased by 1.1% YoY on less handset sales

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Operating revenue	**5,958.9**	**5,515.0**	**5,677.6**	**5,529.9**	**6,021.1**
Service Revenue	**5,078.1**	**4,899.3**	**5,041.2**	**5,040.0**	**5,026.5**
Wireless	1,875.1	1,851.0	1,880.1	1,884.1	1,803.1
Fixed line	1,268.2	1,278.7	1,286.2	1,255.0	1,245.0
Media/Contents	440.5	445.9	470.9	494.6	513.7
Finance	983.4	822.6	857.6	866.4	881.1
Other service	510.9	501.1	546.4	539.8	583.6
Merchandise rev.	**880.9**	**615.7**	**636.4**	**489.9**	**994.6**
Operating expense	**5,691.7**	**5,129.9**	**5,250.7**	**5,128.4**	**5,794.7**
Service expense	**4,627.4**	**4,336.0**	**4,435.6**	**4,459.7**	**4,635.0**
Labor expense	895.8	853.7	856.5	852.1	915.3
General expense	2,611.8	2,405.4	2,439.2	2,488.8	2,577.2
Cost of svc provided	586.6	596.1	613.3	639.6	576.1
Selling expense	533.2	480.8	526.6	479.1	566.5
Cost of merch sold	**1,064.3**	**794.0**	**815.1**	**668.7**	**1,159.7**
Operating income	**267.2**	**385.1**	**427.0**	**401.6**	**226.3**
N-OP income (loss)	**-358.2**	**-67.0**	**-100.5**	**-90.8**	**-54.7**
N-operating income	94.6	144.3	70.4	218.8	228.5
N-operating expense	457.0	216.2	174.7	310.0	276.6
Equity Method (G/L)	4.2	4.9	3.8	0.4	-6.6
Income bf taxes	**-91.0**	**318.1**	**326.5**	**310.8**	**171.6**
Income tax	5.4	103.0	71.2	76.3	78.7
Income from con op	**-96.4**	**215.1**	**255.2**	**234.5**	**93.0**
Income from discon. op	-0.7	0.0	0.0	0.0	0.0
Net income	**-97.1**	**215.1**	**255.2**	**234.5**	**93.0**
NI contribution to KT	-125.9	186.0	230.1	211.4	83.6
EBITDA	**1,096.7**	**1,215.7**	**1,257.2**	**1,236.3**	**1,076.0**
EBITDA Margin	18.4%	22.0%	22.1%	22.4%	17.9%

KT Separate I/S	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Operating revenue	**4,448.6**	**4,200.9**	**4,203.5**	**4,101.6**	**4,522.9**
Service Revenue	**3,614.7**	**3,608.9**	**3,675.7**	**3,658.2**	**3,584.4**
Wireless	1,854.4	1,834.1	1,859.3	1,864.6	1,780.3
Fixed line	1,253.4	1,262.1	1,262.4	1,240.7	1,216.9
Media/Contents	234.2	243.3	256.5	271.3	273.8
Other service	272.7	269.5	297.5	281.5	313.4
Merchandise rev.	**833.9**	**591.9**	**527.8**	**443.4**	**938.5**
Operating expense	**4,361.2**	**3,913.6**	**3,881.6**	**3,798.3**	**4,375.7**
Service expense	**3,414.3**	**3,212.0**	**3,236.3**	**3,225.4**	**3,373.4**
Labor expense	510.8	500.5	492.1	493.3	536.8
General expense	1,791.6	1,667.5	1,668.3	1,688.5	1,765.6
Cost of svc provided	505.8	519.4	531.9	525.8	459.3
Selling expense	606.1	524.6	543.9	517.9	611.7
Cost of merch sold	**946.9**	**701.6**	**645.3**	**572.9**	**1,002.3**
Operating income	**87.4**	**287.2**	**321.9**	**303.2**	**147.2**
N-OP income (loss)	**-240.1**	**74.2**	**-92.3**	**-91.5**	**84.5**
N-operating income	81.6	277.1	62.7	197.5	233.6
N-operating expense	321.7	202.9	155.0	288.9	149.1
Income bf taxes	**-152.7**	**361.4**	**229.7**	**211.7**	**231.7**
Income tax	-41.2	82.8	28.3	45.3	68.8
Net income	**-111.4**	**278.6**	**201.3**	**166.5**	**162.9**
EBITDA	**832.1**	**1,033.8**	**1,067.1**	**1,053.6**	**910.5**
EBITDA Margin	18.7%	24.6%	25.4%	25.7%	20.1%

14

4-2 K-IFRS Yearly Income Statements

(Unit: KRW bn)

Consolidated I/S	2014	2015	2016	YoY
Operating revenue	**22,311.7**	**22,281.2**	**22,743.7**	**2.1%**
Service Revenue	**19,061.2**	**19,513.8**	**20,007.0**	**2.5%**
Wireless	7,316.1	7,370.7	7,418.3	0.6%
Fixed line	5,540.0	5,158.7	5,064.9	-1.8%
Media/Contents	1,508.4	1,662.3	1,925.2	15.8%
Finance	3,221.4	3,411.0	3,427.8	0.5%
Other service	1,475.3	1,911.0	2,170.9	13.6%
Merchandise rev.	**3,250.5**	**2,767.4**	**2,736.6**	**-1.1%**
Operating expense	**22,718.3**	**20,988.3**	**21,303.7**	**1.5%**
Service expense	**19,376.6**	**17,353.6**	**17,866.2**	**3.0%**
Labor expense	3,918.7	3,303.5	3,477.6	5.3%
General expense	9,965.7	9,819.6	9,910.6	0.9%
Cost of svc provided	2,743.7	2,276.0	2,425.0	6.6%
Selling expense	2,748.4	1,954.5	2,053.0	5.0%
Cost of merch sold	**3,341.7**	**3,634.7**	**3,437.5**	**-5.4%**
Operating income	**-406.6**	**1,292.9**	**1,440.0**	**11.4%**
N-OP income (loss)	**-922.0**	**-573.5**	**-313.0**	**-45.4%**
N-operating income	506.5	761.0	662.0	-13.0%
N-operating expense	1,447.2	1,340.7	977.6	-27.1%
Equity Method (G/L)	18.7	6.1	2.6	-57.7%
Income bf taxes	**-1,328.6**	**719.5**	**1,127.0**	**56.7%**
Income tax	-276.0	229.2	329.2	43.6%
Income from con op	**-1,052.6**	**490.2**	**797.8**	**62.8%**
Income from discon. op	86.4	141.1	0.0	-100.0%
Net income	**-966.2**	**631.3**	**797.8**	**26.4%**
NI contribution to KT	-1,055.0	553.0	711.1	28.6%
EBITDA	**2,919.1**	**4,631.5**	**4,785.2**	**3.3%**
EBITDA Margin	13.1%	20.8%	21.0%	0.3%p

KT Separate I/S	2014	2015	2016	YoY
Operating revenue	**17,435.8**	**16,942.4**	**17,028.9**	**0.5%**
Service Revenue	**14,202.1**	**14,300.9**	**14,527.2**	**1.6%**
Wireless	7,242.1	7,303.1	7,338.2	0.5%
Fixed line	5,477.8	5,108.7	4,982.2	-2.5%
Media/Contents	671.0	843.3	1,045.0	23.9%
Other service	811.3	1,045.7	1,161.9	11.1%
Merchandise rev.	**3,233.7**	**2,641.5**	**2,501.7**	**-5.3%**
Operating expense	**18,155.3**	**16,078.5**	**15,969.3**	**-0.7%**
Service expense	**14,805.4**	**12,863.3**	**13,047.2**	**1.4%**
Labor expense	3,124.9	1,936.3	2,022.7	4.5%
General expense	6,750.2	6,860.3	6,790.0	-1.0%
Cost of svc provided	2,007.0	1,935.6	2,036.3	5.2%
Selling expense	2,923.4	2,131.1	2,198.1	3.1%
Cost of merch sold	**3,349.9**	**3,215.2**	**2,922.1**	**-9.1%**
Operating income	**-719.5**	**863.9**	**1,059.6**	**22.7%**
N-OP income (loss)	**-754.7**	**146.6**	**-25.0**	**-117.1%**
N-operating income	582.0	1,288.8	770.9	-40.2%
N-operating expense	1,336.7	1,142.2	795.9	-30.3%
Income bf taxes	**-1,474.1**	**1,010.4**	**1,034.6**	**2.4%**
Income tax	-332.3	240.1	225.3	-6.2%
Net income	**-1,141.9**	**770.3**	**809.3**	**5.1%**
EBITDA	**2,304.0**	**3,874.0**	**4,065.0**	**4.9%**
EBITDA Margin	13.2%	22.9%	23.9%	1.0%p

15

4-3 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Asset	**29,341.2**	**29,484.8**	**28,624.2**	**30,135.8**	**30,587.7**
Current assets	**8,583.2**	**9,436.3**	**8,838.8**	**10,105.2**	**9,643.3**
Cash & cash equivalents	2,559.5	2,791.9	3,043.2	3,460.8	2,900.3
Trade & other rec	3,667.6	3,331.9	3,353.2	3,312.4	3,360.2
Inventories	525.4	535.2	434.5	365.0	378.0
Other current assets	1,830.7	2,777.3	2,007.9	2,967.1	3,004.8
Non-current assets	**20,758.0**	**20,048.4**	**19,785.4**	**20,030.6**	**20,944.4**
Trade & other rec	679.8	563.6	642.7	568.9	692.0
P.P.E	14,478.9	13,943.6	13,848.5	13,869.5	14,312.1
Other non-cur assets	5,599.3	5,541.3	5,294.2	5,592.2	5,940.4
Liabilities	**17,175.7**	**17,292.5**	**16,194.2**	**17,468.1**	**17,793.0**
Current liabilities	**8,639.9**	**8,961.1**	**8,608.6**	**9,271.8**	**9,466.1**
Trade & other payables	6,273.9	6,251.2	5,705.5	6,586.5	7,075.8
Short-term borrowings	1,726.1	2,076.7	2,287.2	2,068.9	1,820.0
Other current liabilities	640.0	633.2	615.9	616.4	570.4
Non-current liabilities	**8,535.8**	**8,331.4**	**7,585.5**	**8,196.3**	**8,326.8**
Trade & other payables	574.0	481.4	477.4	758.6	1,071.6
Long-term borrowings	6,908.8	6,766.1	5,940.3	6,167.3	6,300.8
Other non-cur liabilities	1,053.1	1,083.9	1,167.9	1,270.4	954.4
Equity	**12,165.5**	**12,192.3**	**12,430.1**	**12,667.7**	**12,794.8**

KT Separate	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Asset	**24,222.5**	**23,981.9**	**23,590.8**	**24,287.4**	**24,700.3**
Current assets	**4,636.9**	**5,116.5**	**5,016.5**	**5,416.4**	**4,851.1**
Cash & cash equivalents	1,127.0	1,326.8	1,710.2	2,069.1	1,602.4
Trade & other rec	2,974.1	2,867.3	2,723.7	2,644.5	2,590.2
Inventories	327.2	347.1	239.1	159.0	178.1
Other current assets	208.6	575.3	343.5	543.8	480.4
Non-current assets	**19,585.6**	**18,865.4**	**18,574.3**	**18,871.0**	**19,849.3**
Trade & other rec	605.2	491.4	567.8	496.5	622.0
P.P.E	12,145.0	11,720.7	11,486.6	11,482.8	11,961.2
Other non-cur assets	6,835.4	6,653.3	6,519.9	6,891.7	7,266.0
Liabilities	**13,838.5**	**13,438.4**	**12,847.7**	**13,376.6**	**13,615.8**
Current liabilities	**5,978.8**	**5,841.4**	**6,053.4**	**5,962.1**	**6,027.7**
Trade & other payables	4,111.3	3,575.2	3,639.7	3,767.9	4,181.1
Short-term borrowings	1,510.9	1,903.8	2,082.6	1,865.1	1,608.1
Other current liabilities	356.6	362.4	331.2	329.0	238.5
Non-current liabilities	**7,859.7**	**7,597.0**	**6,794.3**	**7,414.5**	**7,588.1**
Trade & other payables	620.3	522.4	518.0	804.2	1,135.7
Long-term borrowings	6,608.7	6,415.3	5,580.4	5,842.2	5,961.0
Other non-cur liabilities	630.7	659.3	695.9	768.1	491.4
Equity	**10,384.0**	**10,543.5**	**10,743.0**	**10,910.9**	**11,084.5**

16

4-4 Subscribers (KT Separate)

Wireless	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16	QoQ	YoY
Subscribers (Unit: 1,000)[1)]										
Total (LTE+WCDMA)	**17,437**	**17,637**	**17,801**	**18,038**	**18,180**	**18,378**	**18,678**	**18,892**	**1.1%**	**4.7%**
Net additions	137	200	164	238	141	198	300	214	-28.8%	-10.0%
Gross additions	1,393	1,179	1,115	1,215	1,144	1,134	1,241	1,244	0.2%	2.4%
Deactivation[2)]	1,219	940	938	958	1,003	936	941	1,030	9.4%	7.5%
Churn rate	2.3%	1.8%	1.8%	1.8%	1.8%	1.7%	1.7%	1.8%	0.1%p	0.0%p
LTE	**11,364**	**11,883**	**12,335**	**12,832**	**13,209**	**13,612**	**13,921**	**14,262**	**2.4%**	**11.1%**
LTE Penetration rate	65.2%	67.4%	69.3%	71.1%	72.7%	74.1%	74.5%	75.5%	1.0%p	4.4%p
ARPU (KRW)[3)]	**34,796**	**35,357**	**35,422**	**35,656**	**35,268**	**35,656**	**35,721**	**35,452**	**-0.8%**	**-0.6%**

Note1) Subscribers: MSIP's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note2) Deactivation: Mandatory deactivation included
Note3) ARPU= Wireless revenue*/Wireless subscribers**
* Wireless revenue(3G+LTE and IoT included): Revenue of Voice and Data usage(Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers(3G+LTE and IoT included): Based on MSIP's guidelines for average billed subscribers in quarter
※ KT: Revenue of Handset Protection Plan excluded starring from Sep 2016 (Retroactively applied from 1Q15).

Wireline	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q 16	4Q 16	QoQ	YoY
Subscribers (Unit: 1,000)										
Telephony	**17,103**	**16,951**	**16,806**	**16,682**	**16,554**	**16,450**	**16,337**	**16,266**	**-0.7%**	**-2.7%**
PSTN	13,706	13,549	13,403	13,268	13,115	12,993	12,882	12,791	-0.7%	-3.6%
VoIP	3,397	3,402	3,403	3,413	3,439	3,458	3,455	3,436	-0.6%	0.7%
Broadband	**8,168**	**8,229**	**8,289**	**8,328**	**8,375**	**8,434**	**8,478**	**8,516**	**0.5%**	**2.3%**
IPTV	**6,042**	**6,217**	**6,401**	**6,552**	**6,675**	**6,813**	**6,928**	**7,042**	**1.6%**	**7.5%**

※ Number of IPTV subscribers differ from MSIP's release as MSIP number applies "Combined Market Share Regulation" under the IPTV law.
(Average of KT's pay TV subscribers as 1H of 2016(average subs for 6 months) are 5,468,540.)

17